UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches oil export record in April

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Rio de Janeiro, May 4, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it exported 1 million barrels of oil per day in April. This represents a new oil export record and contributes to strengthening the company's cash flow. The previous record was 771 thousand barrels per day, set in December 2019.

The result occurs in a challenging period of the world economy, with high reduction of global oil and oil products demand, caused by the outbreak of new coronavirus (COVID-19). Due to the strong contraction of the national market, Petrobras is directing efforts to export its production, after meeting domestic demand.

“We are attentive to international movements and accessing all markets. Our oil, which is low sulphur, maintains its value in the international market due to the specifications of IMO 2020 ”, informs Anelise Lara, Chief Refining and Natural Gas Officer at Petrobras.

The volume exported in April is 145% higher than that sold internationally in April 2019. The growth follows the trend observed in the first quarter of 2020, when there was an increase of 25% in relation to the previous quarter (4Q19).

In the first four months of 2020, China was the main destination for sales, absorbing 60% of the oil exported. Besides the giant Asian, Petrobras usually sells oil to the USA, Europe, India and other Asian markets. “We are directing our efforts to export oil and oil products through a series of logistical actions, which allow us to expand our capacity. We expect to continue with a good performance of our exports, due to the resumption of demand from China together with actions to develop new markets for our products.”, added Anelise.

        www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer